glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 7772200
Facsimile +353 56 7772222
www.glanbia.com

By DHL

26 April 2004

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

Dear Sirs,

Further to our last submission by letter dated 4 November 2003, I now enclose herewith the information required by Rule 12g3 2(b) for the period 1November 2003 to 23 April 2004.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,

John J Roche
Deputy Group Secretary

Encls.

FILE No.: 82-4734

GLANBIA plc

DOCUMENTS –

IRISH AND LONDON STOCK EXCHANGES/ COMPANIES REGISTRATION OFFICE

PERIOD FROM 1 November 2003 to 23 April 2004

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Announcement – Statement re discussion between Glanbia plc and Milk Link Limited	17 November 2003	Stock Exchange
2. Announcement – Changes in Executive Director responsibilities at Glanbia plc	20 November 2003	Stock Exchange
3. Announcement - $190m USA cheese and whey products facility	12 January 2004	Stock Exchange
4. Announcement - €15m investment in world-class Innovation Centre	18 February 2004	Stock Exchange
5. Announcement – Glanbia and Milk Link create new venture to serve UK cheese market	23 February 2004	Stock Exchange
6. Announcement – re Preliminary Announcement of Results for 2003 on 3 March 2004	27 February 2004	Stock Exchange
7. Glanbia plc Preliminary Announcement of Results for year ended 3 January 2004	3 March 2004	Stock Exchange
8. Blue Form – Final Dividend Details for year ended 3 January 2004	3 March 2004	Stock Exchange
9. Dealings by Director, Kevin Toland in shares	8 March 2004	Stock Exchange

10. Dealings by Director, J.J. Moloney in shares	11 March 2004	Stock Exchange
11. Notice of change of address of Director, Kevin Toland	8 December 2003 (filed 29 March 2004)	Companies Registration Office
12. Glanbia plc – Annual Report 2003	Posted to Shareholders on 14 April 2004	Companies Acts 1963-2003 / Stock Exchange
13. Form B5 – Allotment of 100,000 shares	6 April 2004	Companies Registration Office
14. Brochure of Particulars – Admission of 100,000 shares to Listing	21 April 2004	Stock Exchange

File No. 82 - 4734

Document No. 2004

Statement from Glanbia plc

Glanbia plc and Milk Link Limited confirm that they are in discussions regarding potential opportunities for partnership in serving the UK cheese market.

These discussions are ongoing and no conclusions have yet been reached.

Glanbia is committed to continuing to have an ongoing role in the UK cheese sector notwithstanding the outcome of these discussions.

Further announcements will be made in due course, if appropriate.

ENDS

17 November 2003

Enquiries:

For Glanbia plc:

Michael Patten, Group Director of Communications, Glanbia plc. Tel: 00353 87 2414502

Tom Leatherbarrow, Hogarth PR. Tel: 0207 3579477 / 07876 024325

For Milk Link Limited:

Karen Young, Company Secretary, Milk Link Limited. Tel: 07767 225851

Change in Executive Director responsibilities

Glanbia plc wishes to announce that Mr Kevin Toland, an Executive Director of the Company, has been given responsibility for Group Strategy and Development. As Group Development Director, Mr. Toland will continue to have responsibility for Glanbia Foods UK Ltd. and Glanbia Cheese Ltd.

Arising from this appointment, Mr. Pat Brophy, currently CEO of Glanbia Dairies in Ireland, has been given responsibility for Irish consumer operations and has been appointed to the Group Executive.

ENDS

20 November 2003

Enquiries to:

Michael Patten Group Director of Communications, Glanbia plc.
Tel: 056-7772357 / 087-2414502

File No. 82 - 4734

Document No. 3
2004

Work begins on new $190m USA cheese and whey products facility being built by Glanbia in Joint Venture with DFA and Select.

Glanbia plc is pleased to announce commencement of construction following the recent creation of Southwest Cheese Company LLC ("Southwest"), a joint venture between Glanbia, Dairy Farmers of America, Inc. ("DFA"), Select Milk Producers Inc. ("Select"), and the other dairy cooperative members of the Greater Southwest Agency, Inc. The venture is 50% owned by Glanbia with the balance primarily owned by DFA and Select. Southwest has recently awarded contracts to Dahlgren / Skanska and Carlisle Process Systems to begin construction of a $190 million cheese and whey manufacturing facility to be located in Clovis, New Mexico.

Commissioning of the new facility is expected in the 4th Quarter of 2005. Once fully operational, it is anticipated that the new facility will generate sales in the region of $350 million per annum and will employ approximately 220 staff. Milk for the facility will be supplied by the dairy cooperative members of the Greater Southwest Agency (DFA, Select, Lone Star and Zia). Glanbia Foods, Inc., headquartered in Twin Falls, Idaho, will provide operational management for the facility in addition to handling all cheese sales, while Glanbia Nutritionals, out of its U.S.A. office based in Monroe, Wisconsin will market the nutritional ingredients derived from the whey stream.

Once fully commissioned, the new facility will be one of the largest and most efficient plants in the world, annually processing over 2.4 billion pounds of milk and produce in excess of 250 million pounds of cheese and 16.5 million pounds of high value-added whey proteins.

Commenting on the announcement, David Thomas, CEO of Glanbia Foods, Inc., said, "Our customers have been very involved with us in the planning and development of this new facility and are particularly excited about our expansion of natural cheddar cheese in the 640 pound block format. This project will allow us to meet a growing demand for high quality natural cheese by partnering with DFA and Select who have access to a growing, highly efficient milk supply base in the Southwest."

Gary Hanman, CEO of DFA, added, "This is an exciting project for all of the dairy farmers who market their milk through the Greater Southwest Agency. Through this partnership, we are creating an important new market for milk in a region of the U.S. where milk production has seen rapid growth. DFA is pleased to have joined forces with Glanbia – a dairy processor with a reputation for developing and operating large scale, efficient facilities. The goal, here, is to maximize market opportunities for the benefit of all our stakeholders."

Mike McCloskey, CEO of Select added, "As a co-op comprising large scale dairy producers in the Southwest region of the USA, we are looking forward to extending our relationship with DFA and

joining with Glanbia in developing what will be one of the most modern and efficient facilities of its kind in the world. This is a major project which will greatly benefit all milk producers in the region."

Maurice Keane, President of Southwest Cheese Company, commented. "A lot of effort has gone into getting this project off the ground. Now the focus of our dedicated project and operations team will be to ensure that this state of the art plant is delivered as planned."

ENDS

12 January 2004

Issued by: Corporate Communications, Glanbia plc

Enquiries to:

Siobhan Talbot, Group Corporate Affairs Director, Glanbia plc Tel: 00 353 56 7772245
Tom Byrne, Murray Consultants, Tel: 00 353 1 4980300

Additional Information:

Glanbia plc is an international cheese, nutritional ingredients and consumer foods company with operations in the USA, Ireland and the UK. It is the largest dairy processor in Idaho, USA, and is a global player in advanced technology dairy-based nutritional ingredients. Headquartered in Kilkenny, Ireland, the Group had sales in 2002 of €2.3 billion.

Dairy Farmers of America, Inc., headquartered in Kansas City, Missouri, is the largest dairy co-operative in the United States and the largest marketer of fluid milk in the world. During 2002, DFA marketed 47.8 billion pounds of milk, constituting 28.2% of total US milk production. In addition the company operates 27 manufacturing plants that produce a wide range of dairy products. 2002 sales amounted to $6.4 billion.

Select Milk Producers Inc. was formed in 1994 by a group of large dairy producers in New Mexico. The majority of members are located in the New Mexico / West Texas region which is the fastest growing milk producing region in the USA. The group supplies a range of America's leading food manufacturers with quality fluid milk, both natural and concentrated, for further processing. In 2002 Select sold 3 billion pounds of milk with a value of $400 million.

File No. 82 - 4734

Document No. 2004 4

WALSH ANNOUNCES €15M INVESTMENT IN WORLD CLASS INNOVATION CENTRE

The Minister for Agriculture and Food, Mr Joe Walsh TD, today announced plans by Glanbia plc for the development of a world class Group Innovation Centre to be located in Kilkenny. The project, supported by Enterprise Ireland and due for completion in September, will involve an investment of €15m over the next five years and will create employment opportunities for approximately 30 highly skilled graduates, some to PHD level.

Making the announcement, Minister Walsh, said: *"Glanbia is to be congratulated on its plans to develop a world-class innovation centre. The scale of this investment is a first for the Irish food industry and will significantly strengthen Glanbia's competitive edge in the international marketplace. The Group has an established track record in the development of consumer products and functional foods and a strong R+D capability is essential to its growth strategy".*

"The Irish food industry in general needs greater investment in research and product development if it is to move rapidly towards higher value added products and to respond effectively to market requirements. This was also one of the key recommendations in the Prospectus report on the strategic development of the Irish dairy sector and I am very pleased to see Glanbia taking the lead in this regard," Minister Walsh added.

Welcoming the announcement by the Minister, Mike Feeney, Executive Director, Enterprise Ireland said: "The Glanbia Group Innovation Centre will be a world-class research and product development facility specialising in nutritional solutions for both

consumers and customers. Enterprise Ireland is particularly pleased to see Irish food companies committing substantial investment to high quality Research and Development."

Commenting on the announcement, John Moloney, Group Managing Director, Glanbia plc said: "In line with our commitment to drive growth in high value markets, the Group is focusing on developing products with a health based functional foods and nutritional emphasis in both ingredient and consumer form. There is growing consumer awareness of the link between health and diet and Glanbia as a food Group is committed to achieving the highest standards of best practice in relation to science based innovation. This new world-class research and product development facility is core to this strategy."

The new Group Innovation Centre will focus on the European market and as such will complement the Glanbia R+D Centre at Twin Falls, in Idaho, which services the US nutritional market. It is envisaged that the Innovation Centre will work closely with Irish and international universities.

18 February 2004

ENDS

Contact Geraldine Kearney, Glanbia plc

Tel 00 353 56 7772200 or Mobile 00 353 87 2319430

File No. 82 - 4734

Document No. 5
2004

23 February 2004

GLANBIA AND MILK LINK CREATE NEW VENTURE TO SERVE UK CHEESE MARKET.

Glanbia plc and Milk Link Ltd are pleased to announce today the formation of a new joint venture company to serve the UK cheese market. This is to be called Cheese Company Holdings Ltd ("CCH" or the "Joint Venture"), and will be 75 per cent owned by Milk Link Ltd and 25 per cent by Glanbia plc.

Glanbia plc ("Glanbia" or the "Group"), the international dairy, consumer foods and nutritional products company, and farmer owned Milk Link Ltd ("Milk Link"), a leading UK integrated dairy producer and processor, will together form CCH, the second largest cheese producer in the UK, to address the strategic objectives of both companies. Glanbia Cheese Limited, the Group's pizza cheese joint venture with Leprino Foods Company is unaffected by the transaction.

CCH will be established with a capital subscription of £16.9 million by Milk Link for its 75 per cent controlling stake and an initial £5.6 million (€8.3 million*) by Glanbia for its 25 per cent interest.

Simultaneously, Glanbia will sell 100 per cent of Glanbia Foods Limited ("Glanbia Foods") to CCH for £94.3 million (€140.1 million*), which is to be satisfied by £59.3 million (€88.1 million*) in cash and an interest-bearing Glanbia loan note of £35.0 million (€52.0 million*), commencing in 2008.

Both parties have also agreed to provide further financial support for the new venture - Glanbia will contribute a total of £8.8 million (€13.1 million*) in the form of a share premium spread over four years; while Milk Link will contribute an annual amount of £2.5 million in connection with the exclusive milk supply contract with Glanbia Foods, reflecting the synergies it expects to generate.

Overall, this provides Glanbia with a net consideration of £79.9 million (€118.7million*) for its 75 per cent stake in Glanbia Foods.

The Board of Directors of CCH will be comprised of six representatives from Milk Link and two representatives from Glanbia.

CCH will be the second largest cheese producer in the UK, with strong positions in cheddar, Stilton and British territorial cheeses, supplying the retail, food service and ingredient sectors. It will operate four cheese processing facilities and a consumer packing facility in Great Britain, and employ approximately 1,000 people. It will remain an important route to market for Glanbia's Irish cheese production.

Milk Link and Glanbia bring complementary strengths to CCH. Glanbia Foods has excellent cheese making skills and extensive facilities capable of producing the full range of British cheeses, as well as strong relationships with major retailers. Milk Link has established expertise in developing and manufacturing a wide range of dairy products, first class relationships with major retailers and food manufacturing companies, a growing capability in category management, sales and marketing and is a recognised expert in milk management and logistics.

Glanbia Group Managing Director, John Moloney, commented:

"This transaction will facilitate our strategic focus on high growth areas such as consumer products, dairy ingredients and in particular the nutrition market. At the same time, it allows us to maintain both access to the UK market for our Irish cheese production and a continuous supply of products to serve our growing nutritional, ingredients and mozzarella businesses. We are confident that, as a result of this transaction, Glanbia will retain a significant stake in a stronger, more integrated business which will compete successfully in the UK cheese market."

Barry Nicholls, Milk Link Chief Executive commented:

"We are delighted to have agreed this joint venture with Glanbia, which confirms Milk Link's position as the UK's premier farmer-owned integrated dairy business. Moving into cheese production complements our substantial, existing liquid milk and ingredients businesses, as well as our fresh dairy products business through our strategic alliance with Arla Foods. It also allows us to build upon our increasingly strong customer relationships in the retail and food services sectors.

"By securing an additional 620 million litres of milk processing capacity, we are now able to process and add value to up to 80 per cent of our members' milk. This allows them to benefit from a long-term secure outlet for their milk together with the additional margins available from processing it into added-value products. Through this investment we are well placed to deliver our long-term objective of providing financial security to our members".

Glanbia's accounts for the year ended 3rd January 2004 are expected to include turnover in respect of Glanbia Foods of £213.1 million (€302.1 million**), an operating profit of £4.4 million (€6.2 million**) and a profit before tax of £2.2 million (€3.1 million**). The net assets of Glanbia Foods being disposed of amount to £101.4 million (€143.7 million**) and any movement in net assets (including working capital) before completion will be reflected as a consideration adjustment. Included in the transaction is the milk collection and distribution business that serves Glanbia UK dairy operations, the employees of which will be consulted under TUPE regulations.

Glanbia plc expects the sale to result in an exceptional charge of €49.1 million (£35.0 million) in the accounts for the year ended 3rd January 2004, of which €8.1 million (£5.7 million**) relates to a write down of assets and €10.5 million (£7.4 million**) relates to debt re-structuring, a contractual lease obligation and transaction costs. The balance of €30.5 million (£21.9 million) relates to the write back through the profit and loss account of goodwill previously written off against reserves. The effect of this transaction on the earnings of the Group is expected to be broadly neutral.

Glanbia will use the proceeds of this transaction to invest in growth opportunities in its core markets.

The transaction is conditional on approval by the Irish competition authorities and the Milk Link Member Council. It is expected that these conditions will be fulfilled, and the transaction completed, by the end of March 2004.

Glanbia was advised on the transaction by Rabobank International. Milk Link was advised by Deloitte & Touche Corporate Finance.

* Exchange rate as of 20 February 2004: €1.00 = Stg £0.673
** Exchange rate as of 3 January 2004: €1.00 =Stg £0.7055
(Glanbia year end reporting date)

For further information, please contact:

For Glanbia plc:

UK:	Hogarth Partnership	John Olsen Tom Leatherbarrow	020 7357 9477
Ireland:	Glanbia plc	Geraldine Kearney	00 353 56 7772357 00 353 87 231 9430

For Milk Link Ltd Enquiries:

	Good Relations	Benedict Payne Suzi Nealson	020 7861 3207

Notes to editors:

Cheese Company Holdings Limited

CCH will be established with a capital subscription of £16.9 million by Milk Link for its 75 per cent controlling stake and an initial £5.6 million (€8.3 million*) by Glanbia plc for its 25 per cent interest, with a further £8.8 million (€13.1 million*) payable over four years. In addition, CCH has secured its own working capital facilities including stock and debtor financing lines and a Glanbia plc loan note of £35.0 million (€52.0 million*).

Glanbia plc

Glanbia plc is an international dairy, consumer foods and nutritional products company. With a growing reputation for innovation and advanced manufacturing processes, the Group is one of the world's leading cheese manufacturers and suppliers of dairy-based nutritional ingredients, as well as being a major European dairy processor. Listed on the London and Dublin Stock Exchanges, Glanbia has a market capitalisation of £480.1 million (€713.4*).

Glanbia Foods Limited

Glanbia Foods is the second largest integrated cheese producer in the UK, with strong positions in cheddar, Stilton and British territorial cheeses, supplying the retail, food service and ingredient sectors. It employs over 1000 people at four cheese and dairy processing facilities in Great Britain, at Taw Valley, Devon; Melton Mowbray, Leicestershire; Malpas, Cheshire; and Lockerbie, Scotland, and a large, modern consumer packing facility in Oswestry, Shropshire. Glanbia Foods' products are acknowledged to be of the highest quality, Taw Valley cheddar having won 336 awards in the last 10 years.

Milk Link

Milk Link is owned by around 2,400 British dairy farmers who produce around 10 per cent of the UK's annual demand for milk, 1.4 billion litres. Milk Link exists to provide long term security for its dairy farmer members.

Milk Link manufactures a wide range of dairy products including long life milk, creams, flavoured milks, custards, milk powders, yoghurts and soft cheeses, supplying most major multiples and the food services sector.

Milk Link's business strategy has been focused on bringing processing assets under farmer control. This redresses the imbalance in the dairy sector whereby disproportionately high levels of financial risk are placed on the farmer producers while they receive an increasingly reduced share of the profit.

Creating a vertically integrated dairy business through the acquisition of processing assets also brings farmers closer to consumers, enabling them to produce top quality products that consumers want to buy.

Now nearing the completion of its acquisition strategy, Milk Link is close to ensuring that it can process 100 per cent of its members' milk production, thus providing price stability, maximum added value, and long term financial security to its members.

Previous acquisitions under this strategy included the purchase in July 2002 of Express Dairies' UHT business based at Crediton, in Devon and Kirkcudbright in Scotland, and its ingredients business at Staplemead in Somerset. These acquisitions complemented the purchase in March 2002 of UHT processing business Tanner Foods Ltd.

As part of an overall acquisitions strategy Milk Link has also recently:

- Purchased Newlands Farm Limited: The Cornwall based fresh milk processor was acquired in December 2003 and marked Milk Link's entry into the fresh milk and liquid cream market, increasing its processing capacity by circa 25 million litres per annum. The acquisition includes ownership of the successful 'The Cornish Dairy" brand currently sold through Tesco.
- Taken a controlling interest in Peninsula Milk Processors Limited: A further liquid milk processing company acquired in January 2004. Based in Okehampton, Devon Peninsula will secure demand for 30-35 million litres per annum of Milk Link milk output.

Milk Link has also entered into a number of strategic business alliances including Staplemead Dairy Products Ltd. a major joint venture with Arla Foods. The joint venture is focused upon the production of extended life flavoured milk products and the production of 40-50 per cent of the UK's potted cream demand at Milk Link's major production facility in Staplemead, Somerset.

Ends

File No. 82 - 4734

Document No. 6
2004

Glanbia plc: Notice of Results

The Company wishes to advise that the Preliminary Announcement of Results for the year ended 3 January 2004 will be issued to the Company Announcements Office on the morning of Wednesday, 3 March 2004.

27 February 2004

Enquiries to:

Geraldine Kearney, Director of Corporate Communications.

Tel.: +353 (0) 56 7772200 or +353 (0) 87 2319430.

ENDS.

Glanbia plc
Preliminary Announcement of Results
Year Ended 3 January 2004

Glanbia plc, the international dairy, consumer foods and nutritional products company, announces its preliminary results for the year ended 3 January 2004.

Highlights:

- Solid performance delivered
- Operating profit * before exceptional items up 1.4% despite 11.9% reduction in Group turnover
- Operating margin before exceptional items up to 4.5% from 3.9%
- Profit before tax and exceptional items up by 7.4% (13% in constant currencies)
- Exceptional costs of €90.47m relate primarily to the finalisation of UK restructuring, and also includes €6.95m to accelerate restructuring arising from the Mid Term Review of CAP
- Adjusted earnings per share ** up 10.4% to 19.26 cent
- Year-end Net Debt / EBITDA *** 1.17, interest cover up to 5.93 times
- Strategic investments underway in US, Nigeria, Mexico and Ireland
- Glanbia well positioned for further growth in international nutrition and consumer products

** Including share of operating profit of joint ventures & associates*
*** Before exceptional items and amortisation of goodwill*
****Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items*

Strategic Highlights:

- Construction commenced on $190m cheese and whey products production facility in New Mexico, USA, which post completion will position Glanbia as the number one producer of American style cheddar cheese in the US
- Joint venture signed with Conaprole, Uruguay, to market and sell dairy ingredients into Central and South American markets
- Joint venture signed with PZ Cussons plc to build US$20m facility in Nigeria to supply evaporated milk and milk powder to the local market
- Finalisation of UK restructuring programme –
    - Sale of Glanbia Fresh Meats (UK) Limited; closure of UK fresh meat facilities
    - formation of a joint venture with Milk Link Limited to serve the UK hard cheese market
- Commenced development of Group Innovation Centre in Kilkenny, Ireland, to advance strategy of scientific innovation in nutritional foods and ingredients
- Continuation of innovative pipeline of new nutritional products

Commenting on the results, Group Managing Director, John Moloney said,

"Glanbia had a solid performance in 2003, achieving strong operating margin growth, improved profitability and positive cash flow. We have now completed our UK restructuring which finalises a three-year programme of business reorganisation. This narrowing of focus enables the advancement of our growth strategy.

Significant progress was made in advancing this strategy with investment initiatives in the US, Nigeria, Mexico and Ireland. Glanbia now has three focussed platforms for future growth in cheese, nutritional ingredients and consumer foods with a nutritional emphasis. We are confident that this strategy will provide a strong platform for earnings growth into the future."

Financial Highlights

	Y/E 3 January 2004 Euro	*Y/E 4 January* 2003 Euro	**Change**
Group Turnover	**2,041.07m**	2,316.74m	**-11.9%**
Operating Profit* before exceptional items	**92.79m**	91.54m	**+1.4%**
Operating Margin before exceptional items	**4.5%**	3.9%	
Profit before Tax / exceptional items	**77.14m**	71.81m	**+7.4%**
Exceptional Change	**90.47m**	79.92m	
Adjusted EPS**	**19.26c**	17.44c	**+10.4%**
FRS 3 EPS	**(12.01)c**	(10.06)c	
Dividend	**5.00c**	4.76c	**+5.0%**
Net year end borrowings	**153.80m**	176.31m	**-12.8%**
Year end Net Debt / EBITDA***	**1.17**	1.22	

** Including share of operating profit of joint ventures & associates*
***Before exceptional items and amortisation of goodwill*
****Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items*

For further information, contact:

Glanbia plc:
Geraldine Kearney, Group Director of Communications, Glanbia plc
Tel: +353 (0)56-7772200 (office) or +353 (0)87-2319430 (mobile)

UK Enquiries:
John Olsen / Tom Leatherbarrow, Hogarth Partnership Tel: 0207 3579477

Results

(i) Profit and Loss Account

Glanbia's 2003 underlying results reflect a solid performance in a challenging year, with increased operational efficiency, volume growth in key sectors and improved margins.

The reported results, after exceptional charges, reflect the completion of restructuring in the UK through the sale of Glanbia Fresh Meats (UK) Limited and the creation of the joint venture with Milk Link Limited to service the UK cheese market.

Group turnover in 2003 was down 11.9% to €2,041.07m (2002: €2,316.74m) reflecting the impact of the restructuring of operations in the UK in 2002 and 2003. Operating profit before exceptional costs (including share of operating profit of joint ventures & associates) increased by 1.4% to €92.79m (2002: €91.54m) and profit before tax and exceptional items increased by 7.4% to €77.14m (2002: €71.81m). The Group continues to focus attention on improving operational efficiencies and driving value added products, which resulted in an improvement in operating margins to 4.5% (2002: 3.9%).

A net exceptional charge of €90.47m (2002: €79.92m) arises in the period from a number of one off items. Of this, €16.45m has been charged against operating profit, €9.50m of which relates to redundancy costs arising from the fire at the Roosky pigmeat plant in 2002 and €6.95m relates to the costs of accelerating efficiencies and cost effectiveness across all Irish businesses arising from the impact of the EU Commission's Mid Term Review of the Common Agricultural Policy.

A further €85.61m of exceptional costs relate to the finalisation of the restructuring of operations in the UK as part of the continuing refocusing of operations around group strategy. Of this exceptional charge, €49.15m arises from the sale of 75% of Glanbia Foods (announced in February 2004), €31.04m arises from the sale of Glanbia Fresh Meats (UK) Limited and closure of related meat processing facilities (announced in July 2003) and €5.42m arises due to the recognition of increased pension obligations to former employees of the UK Dairies business which was disposed of in a prior period.

The Group incurred an additional exceptional loss of €1.56m on the disposal of a pig farm during the year. These exceptional costs were offset by an exceptional gain of €11.60m from an insurance settlement, representing the surplus realised over the net book value of the asset destroyed in the Roosky fire.

Of the net exceptional charge of €90.47m, €41.69m relates to the writeback through the profit and loss account of goodwill previously written off against reserves, €33.88m relates to a loss on the disposal of assets and €14.90m relates to other costs.

After net exceptional items, the Group realised a loss before tax of €14.89m (2002: (€8.11m)).

Adjusted earnings per share increased by 10.4% to 19.26c (2002: 17.44c). The FRS 3 loss per share was 12.01c (2002: (10.06c)).

(ii) Financing

Glanbia's financial position has been further strengthened during the year, as the Group benefited from improved operating performance and good cash flows. Net bank borrowings declined by 12.8% to €153.80m (2002: €176.31m). Capital expenditure increased in the period to €41.74m (2002: €35.02m). Depreciation reduced in the period to €38.13m (2002: €53.07m), a reduction of €5.77m arose as a result of a review of the remaining useful lives of all plant and equipment owned by the Group as required by FRS 15 (Tangible Fixed Assets), and the remaining reduction in depreciation reflects the sale / cessation of operations in 2002 and 2003.

The ratio of year-end net borrowings to EBITDA (Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items) is now 1.17 (2002: 1.22).

The interest charge for the year (including share of joint ventures & associates) declined by 20.7% to €15.65m (2002: €19.73m) reflecting lower overall borrowings and continued strong emphasis by the Group on working capital utilisation. Interest cover increased significantly to 5.9 times compared to 4.6 times in 2002. Non-equity minority interest, which relates to Preferred Securities and Preference Shares, amounted to €11.00m (2002: €12.62m), impacted by the weaker dollar.

Equity shareholders' funds decreased marginally by 1% to €179.44m (2002: €181.30m), due to the impact of the finalisation of the restructuring of UK operations in 2003.

(iii) Dividend

A final dividend of 2.94c per share is proposed (2002: 2.80c), giving a total dividend for the year of 5.00c per share (2002: 4.76c), an increase of 5%. Subject to shareholder approval the final dividend will be paid on 24 May 2004 to shareholders on the Register as at 23 April 2004, the record date. Irish dividend withholding tax will be deducted at the standard rate where applicable.

REVIEW OF OPERATIONS:

CONSUMER FOODS

The Group's Consumer Foods businesses encompass the manufacture and marketing of value added fast moving consumer goods in Ireland, the UK and Continental Europe. In Ireland this includes the market leading dairy and chilled convenience food business as well as the processing and sale of Irish pork. In the UK it encompasses the production of high quality own label cheese products and the Leprino Joint Venture producing mozzarella for the European pizza sector.

Overview:

In 2003 Consumer Foods accounted for 44.11% of the Group's turnover and 48.25% of the Group's operating profit. Overall a challenging operating environment resulted in a reduction in operating profit to €44.77m (2002: €47.59m), but encouragingly, operating margins improved to 5.0% (2002: 4.0%). Turnover declined to €900.41m (2002: €1,175.11m) due to the impact of the exit from the UK consumer meats and foodservice distribution activities in 2002 and the exit from the UK fresh meats business in 2003.

Consumer Foods benefited from enhanced operational efficiencies in key businesses, new product extensions, nutritional product introductions and the finalisation of the reorganisation of the UK activities. Very competitive block mozzarella markets and currency weakness adversely impacted the Glanbia Cheese business.

The new UK joint venture with Milk Link, announced in February 2004, is a response to ongoing margin pressure in the highly competitive UK market and allows Glanbia to retain a stake in a more integrated business which will compete more effectively in this market, while realising cash for investment in high growth areas.

Ireland:

Glanbia is Ireland's leading supplier of branded and value-added liquid milk products and the market-leading supplier of fresh dairy products, cheeses, soups and spreads principally under the Yoplait, Avonmore and Kilmeaden brands. The Group also processes fresh pork for the retail and foodservice trade, selling in Ireland, Europe, the US and Asia.

For over two decades the Glanbia brands have been household names and research indicates they are synonymous with quality, convenience and health. This depth of experience, combined with a constant focus on innovation and marketing is the driver that positions this business as the market leader and the consumer's choice.

In anticipating and responding to consumer needs we have expanded the range of products through the introduction of a convenience "grab and go" portfolio led by Avonmore "SuperMilk on the Go" and the milk-based nutritional and functional beverage, "Milk Plus". The business is focused on the development and supply of functional foods including the award-winning "Yoplait Everybody" probiotic yogurt drink. Ongoing nutritional product innovations are core to this business.

Irish pork operations had a reasonable performance in 2003. The Group has expanded processing capacity at its facility in Roscrea and is in the process of expanding capacity at its facility in Edenderry to replace the capacity lost in the fire in Roosky in 2002.

Against the background of a competitive liquid milk sector and a challenging retail environment, the Irish consumer foods business overall had a good performance in 2003 with volume growth and expansion into new value-added segments.

UK

The Group's UK Consumer Foods businesses for the period include Glanbia Foods, Glanbia Cheese and the UK fresh meats operations (up to the date of sale – 5 July 2003). Glanbia Foods Limited is Britain's second largest producer of cheddar, Stilton and British territorial cheeses. Glanbia Cheese, the pizza cheese joint venture with Leprino Foods, is Europe's leading producer of mozzarella for the pizza sector, serving quick service restaurants and chilled and frozen pizza manufacturers

Glanbia Foods performed satisfactorily in 2003. Despite a highly competitive market we achieved steady sales volumes and enhanced operating efficiencies.

The result for Glanbia Cheese was below expectations primarily due to the competitive nature of the block mozzarella market driven largely by a European response to the Mid Term Review of the Common Agricultural Policy. Overall the business benefited from volume growth. The Northern Ireland facility has yet to fully realise the benefits of technology investments and capacity expansion completed in October 2003.

Significant progress was made during the year in terms of re-organising the Groups UK operations. In July 2003 the Group announced its decision to withdraw from its UK fresh pork operations and in February 2004 the Group announced its decision to enter into a joint venture with Milk Link to service the UK hard cheese sector.

FOOD INGREDIENTS AND NUTRITIONALS

Food Ingredients comprises the US and Irish dairy ingredients operations, as well as the Group's expanding nutritional business. At facilities in Ireland and the US, Glanbia processes and markets a range of milk, cheese and whey protein ingredients for sale on international markets. It is also involved in a number of strategic joint ventures.

Glanbia has a strong presence in international dairy ingredients markets, is the largest producer of barrel cheese in the USA, is the second largest producer of whey protein isolate worldwide and is the largest milk processor in Ireland.

In the nutritional sector Glanbia is a leading producer of high value-added whey-based nutritional ingredients for domestic, US, Asian and European markets.

Overview:

Overall, the division accounts for 44.40% of the Group's turnover and 36.39% of the Group's operating profit. Food Ingredients and Nutritionals performed well during 2003, with operating profit up by 12.4% on 2003, and operating margins increasing to 3.7%. However results were impacted by the weakness of the US dollar against the Euro and weak US cheese markets in the first half of 2003.

Divisional operating profit increased to €33.77m (2002: €30.05m). The operating margin was 3.7% (2002: 3.3%). Turnover was down marginally to €906.21m compared to €910.08m in 2002.

Ingredients USA

The Group is the largest producer of US barrel cheese, the second largest producer of whey protein concentrate and the third largest producer of lactose in the US. It is one of the top producers of American type cheddar cheese, supplying the food service, food processing and retail sectors. The business had a satisfactory performance in 2003, delivering solid volume growth in a year when cheese markets were weak, particularly in the first half. The joint venture in New Mexico which was announced in 2003 will, on completion, make Glanbia the number one producer of American type cheddar cheese in the US.

Ingredients Ireland

In Ireland, Glanbia Ingredients is the country's largest dairy processor, utilising over 30% of the national manufacturing milk pool. Modern large-scale facilities in three strategic locations produce a wide portfolio of cheese, protein, butterfat-based and

formulated products and cream base for Baileys Irish liqueurs. Glanbia exports over 95% of output to European, North and South American, African and Asian markets.

This business had a satisfactory performance during 2003.

Nutritionals

Glanbia's international nutritional ingredients activities are now being brought to market via a separate, focused business unit. Good progress was made in developing nutritional ingredients in 2003 and the business performed in line with expectations. In 2003 the business commissioned new protein hydrolysis capacity in the US and continued its pipeline of new product development with the introduction of two novel ingredient solutions that extend the shelf life and improve the texture of nutritional bars: BarFlex(TM) and BarPro(TM) both of which are partially hydrolyzed milk protein isolate, along with Prolibra(TM)-a weight loss solution.

In 2002 the business introduced Salibra, a bioactive whey fraction to support intestinal health and wellness. Sales of Salibra are growing and the product is being introduced into the sports nutrition sector in the US as a muscle development and sports performance product. These product introductions contributed to strong sales growth in the year. The business also added to its research capability in Ireland and the US in the areas of applications and clinical nutrition.

AGRI BUSINESS

The Agribusiness Division is the key linkage between Glanbia and its farmer suppliers in Ireland and is engaged primarily in farm input sales, feed milling, milk assembly and grain trading. The division also has interests in fertiliser production, veterinary wholesaling, malting and port services.

Overall the division had a good performance in 2003. Market share gains were made in feed and fertiliser sales in 2003. During the year the Division continued its cost reduction programme and achieved enhanced operating efficiencies across all elements of the business.

In 2003 the division accounted for 11.49% of the Group's turnover and 15.36% of the Group's operating profit. Turnover increased to €234.45m (2002: €231.55m), operating profit improved to €14.25m (2002: €13.89m). The operating margin was 6.0%.

STRATEGIC DEVELOPMENTS

During 2003 significant progress was made in developing our strategic focus on the high growth areas of consumer products, dairy ingredients and in particular the nutritional market. This was achieved both through wholly owned investments and a number of strategic joint ventures, which offer a relatively low risk entry into significant growth markets.

Specifically:

- The Group commenced construction of the $190m cheese and whey products production facility in New Mexico, USA. This new plant will be 50% owned by Glanbia with the balance jointly owned by Dairy Farmers of America Inc. and Select Milk Producers Inc. It will position the Group as the number one producer of American type cheddar cheese in the USA and simultaneously build our global position as a supplier of advanced technology whey proteins to the nutritional sector. Commissioning of the new facility is planned for Autumn 2005.

- The Group entered into a strategic joint venture with Conaprole of Uruguay in respect of the sales and marketing into Central and South American markets of dairy ingredients manufactured by Glanbia in Ireland and the US and by Conaprole in Uruguay. This venture is now operational and sales performance is encouraging.

- The Group announced a 50/50 joint venture with PZ Cussons plc to build a new US$20 million facility in Nigeria to supply evaporated milk and milk powder to the local Nigerian market. The factory will be capable of handling 35,000 tonnes of milk products per annum and will be commissioned in early 2005. Glanbia will have full responsibility for operations while PZ Cussons plc will be responsible for the marketing and distribution of the product stream through its existing Nigerian subsidiary.

- The Group announced the development of a Group Innovation Centre, to be completed by Autumn 2004. There is growing consumer awareness of the link between health and diet and Glanbia as a food Group is committed to achieving the highest standards of best practice in relation to science based innovation. Group strategy is focused on developing products with a health based functional foods and nutritional emphasis in both ingredient and consumer form. This new world-class research and product development facility, to be based in Ireland, is core to this strategy.

- On 23 February 2004, the Group announced the sale of a 75% interest in its UK hard cheese business, Glanbia Foods Limited (through the sale of 100% of Glanbia Foods limited and the simultaneous creation of a new joint venture with Milk Link Ltd which will be 25% owned by the Group) for a net consideration of €118.7m.

- The Group is actively pursuing a number of potential acquisition opportunities in the nutritional ingredients sector.

OUTLOOK

Glanbia is now focussed on cheese, nutritional ingredients and consumer foods, having completed its strategic reorganisation.

In determining the potential outcome for 2004 the Board has taken into consideration the phasing of new investment projects, the transition to a new EU dairy regime and a weakened dollar. Taking these factors into account, the Board expects to make further progress in the current year.

Furthermore, the Board is confident that the developments commenced in 2003, together with planned initiatives in 2004, will deliver satisfactory earnings growth in 2005 and beyond.

ANNUAL REPORT AND ANNUAL GENERAL MEETING

The 2003 Annual Report for the Group will be published in April. The Annual General Meeting will take place in the Newpark Hotel, Kilkenny on 18 May 2004.

Ends

3 March 2004

Glanbia plc
Consolidated Profit and Loss Account
for the Year ended 3 January 2004

	Notes	Pre-exceptional 2003 Eur'000	Exceptional 2003 Eur'000	Total 2003 Eur'000	Pre-exceptional 2002 Eur'000	Exceptional 2002 Eur'000	Total 2002 Eur'000
Turnover		2,109,760	-	2,109,760	2,386,437	-	2,386,437
Less share of turnover of joint venture		(68,687)	-	(68,687)	(69,699)	-	(69,699)
Group turnover	1	2,041,073	-	2,041,073	2,316,738	-	2,316,738
Cost of sales		(1,773,537)	-	(1,773,537)	(2,010,118)	-	(2,010,118)
Gross profit		267,536	-	267,536	306,620	-	306,620
Distribution costs		(94,697)	-	(94,697)	(127,339)	-	(127,339)
Administrative expenses	2	(80,970)	(16,451)	(97,421)	(90,693)	-	(90,693)
Group operating profit		91,869	(16,451)	75,418	88,588	-	88,588
Share of operating profit of joint ventures and associates		916	-	916	2,947	-	2,947
Operating profit including joint ventures and associates	1	92,785	(16,451)	76,334	91,535	-	91,535
Loss on sale of operations	3	-	(28,190)	(28,190)	-	(25,610)	(25,610)
Provision for loss on sale of operations	4	-	(49,146)	(49,146)	-	-	-
Profit on sale of fixed assets	5	-	11,594	11,594	-	13,754	13,754
Loss on termination of operations	6	-	(9,827)	(9,827)	-	(68,064)	(68,064)
Group interest		(15,023)	-	(15,023)	(19,206)	-	(19,206)
Share of interest of joint ventures and associates		(627)	-	(627)	(521)	-	(521)
Profit / (loss) before taxation		77,135	(92,020)	(14,885)	71,808	(79,920)	(8,112)
Taxation		(10,272)	1,546	(8,726)	(7,939)	-	(7,939)
Profit / (loss) after taxation		66,863	(90,474)	(23,611)	63,869	(79,920)	(16,051)
Equity minority interest				(251)			(677)
Non-equity minority interest				(11,005)			(12,619)
Loss for the year				(34,867)			(29,347)
Dividends	7			(14,515)			(13,833)
Loss absorbed for the year				(49,382)			(43,180)
Earnings per share	8			(12.01) c			(10.06)c
Adjusted earnings per share	8			19.26 c			17.44 c

The financial statements were approved by the Board of Directors on 2 March 2004 and signed on its behalf by TP Corcoran, JJ Moloney and GJ Meagher, Directors.

Glanbia plc
Consolidated Balance Sheet
as at 3 January 2004

	2003 Eur'000	2002 Eur'000
Assets employed		
Fixed assets		
Tangible assets	363,641	416,826
Goodwill	2,466	4,420
Financial assets		
Investments in joint ventures:		
Share of gross assets	40,542	30,527
Share of gross liabilities	(27,598)	(17,426)
	12,944	13,101
Investments in associates	9,607	9,101
Other investments	15,903	14,252
	38,454	36,454
	404,561	457,700
Current assets		
Stocks	202,736	180,022
Debtors	210,402	226,838
Cash and bank balances	59,775	90,953
	472,913	497,813
Creditors - Amounts falling due within one year	348,751	317,442
Net current assets	124,162	180,371
Total assets less current liabilities	528,723	638,071
Less:		
Non-current liabilities		
Creditors - Amounts falling due after more than one year	183,682	275,407
Provision for liabilities and charges		
Deferred taxation	27,559	23,723
Capital grants	16,611	18,505
	300,871	320,436
Capital and reserves		
Called up equity share capital	17,551	17,551
Share premium account	80,005	80,005
Merger reserve	113,148	113,148
Revenue reserves	(34,088)	(32,232)
Capital reserves	2,825	2,825
Equity shareholders' funds	179,441	181,297
Equity minority interests	5,671	6,983
Non-equity minority interests	115,759	132,156
	300,871	320,436

The financial statements were approved by the Board of Directors on 2 March 2004 and signed on its behalf by TP Corcoran, JJ Moloney and GJ Meagher, Directors.

Glanbia plc
Summary Cash Flow Statement
for the Year ended 3 January 2004

	2003 Eur'000	2003 Eur'000	2002 Eur'000	2002 Eur'000
Group operating profit		91,869		88,588
Reorganisation and merger costs		(338)		(775)
Profit on disposal of fixed assets		(415)		(885)
Depreciation		38,125		53,072
Grants amortised		(1,443)		(1,670)
Working capital increase		(33,588)		(12,085)
Goodwill amortisation		297		313
Net cash inflow from operating activities		94,507		126,558
Returns on investments and servicing of finance				
Interest paid	(16,548)		(20,236)	
Dividends paid to minority interest	(11,758)	(28,306)	(11,813)	(32,049)
Taxation		(9,816)		(4,990)
Capital expenditure and financial investment				
Purchase of fixed assets (net of grants received)	(41,736)		(35,007)	
Disposal of fixed assets	2,629		6,377	
(Purchase) / disposal of investments	(2,410)	(41,517)	10,705	(17,925)
Acquisitions and disposals				
Purchase of subsidiary undertakings	-		(677)	
Disposal of subsidiary undertakings	795		1,184	
Termination of operation	(1,851)		(8,648)	
Minority interest redeemed	(100)		-	
Fire insurance proceeds (net of redundancy and other costs)	7,332	6,176	-	(8,141)
Equity dividends paid		(14,080)		(13,533)
Change in net debt resulting from cash flows		6,964		49,920
Currency translation impact		15,547		16,431
Decrease in net borrowings		22,511		66,351

Glanbia plc
Notes to the Financial Statements
3 January 2004

1. Segmental analysis

	2003 Eur'000	2002 Eur'000
Analysis by class of business		
Turnover		
Consumer Foods	900,411	1,175,114
Food Ingredients	906,210	910,075
Agribusiness	234,452	231,549
	2,041,073	2,316,738
Operating profit (including share of profits of joint venture and associates)		
Consumer Foods	44,773	47,590
Food Ingredients	33,765	30,051
Agribusiness	14,247	13,894
	92,785	91,535
Analysis by geographical segments		
Turnover by market destination		
Ireland	793,753	837,533
UK / rest of Europe	653,747	885,703
USA / other	593,573	593,502
	2,041,073	2,316,738

2. Exceptional items

	2003 Eur'000	2002 Eur'000
(a) Redundancy cost arising from fire at Roosky plant	(9,505)	-
(b) Restructuring cost associated with EU Commission Mid Term Review of the Common Agricultural Policy	(6,946)	-
	(16,451)	-

3 Loss on sale of operation

The loss arises primarily from the sale by the Group of its UK fresh meats operation at West Bromwich in July 2003. The Group also disposed of a pig farm during the period, and recognised an additional loss representing increased pension obligations to former employees of the UK Dairies operation which was disposed of in a prior period.

	Fresh Meats Eur'000	UK Dairies Eur'000	Pig Farm Eur'000	Total Eur'000
Loss on disposal of asset	(10,852)	(5,417)	(651)	(16,920)
Goodwill write back to profit and loss account on sale	(10,262)	-	(909)	(11,171)
Goodwill written off on sale	(99)	-	-	(99)
	(21,213)	(5,417)	(1,560)	(28,190)

The loss on sale in 2002 arose mainly from the Group's sale of its UK Foodservice distribution business in August 2002. The Group also sold two farms during 2002.

4 Provision for loss on sale of operation

The provision arises from the sale by the Group of a 75% interest in its UK hard cheese business (Glanbia Foods Ltd), which was announced on 23 February 2004.

	2003 Eur'000	2002 Eur'000
Loss on disposal of asset after period end	(18,629)	-
Write back of goodwill on asset disposed after period end	(30,517)	-
	(49,146)	-

5. Profit on sale of fixed assets

The profit arises from the excess of insurance proceeds received over the net book value of assets destroyed by fire at the pigmeat processing plant in Roosky, Ireland on 8th May 2002.

	2003 Eur'000	2002 Eur'000
On disposal of investments	-	13,396
Profit on disposal of tangible assets	11,594	358
	11,594	13,754

The directors have taken the decision not to reinstate the processing plant at Roosky but rather to restore the lost capacity at the two remaining pig processing plants, with the result that a redundancy cost of €9,505k has been incurred during the period (see note 2a).

6. Loss on termination of operations

The loss arises from the decision to close the Group's UK fresh meat operations at Drongan and Gainsborough, and an adjustment relating to the loss arising from the closure of the Groups UK Consumer Meats operation in June 2002.

	2003 Eur'000	2002 Eur'000
Loss arising on termination of operations	(8,578)	(30,370)
Goodwill write back to profit and loss account on termination	-	(37,694)
Goodwill written off on termination	(1,249)	-
	(9,827)	(68,064)

7. Dividends

	2003	2002
Interim dividend paid per share (cent)	2.06	1.96
Final dividend proposed per share (cent)	2.94	2.80
	5.00	4.76
Total dividend (Eur'000)	14,515	13,833

8. Earnings per share

	2003 Eur'000	2002 Eur'000
Profit after taxation and minority interest	(34,867)	(29,347)
Weighted average number of ordinary shares in issue (million)	290.303	291.703
Earnings per share (cent)	(12.01)	(10.06)
Adjustments:		
Goodwill amortisation	0.10	0.11
Exceptional items	5.13	-
Loss on sale of operations	9.71	8.78
Provision for loss on sale of operations	16.93	-
Profit on sale of fixed assets	(3.99)	(4.72)
Loss on termination of operations	3.39	23.33
Adjusted Earnings per Share	19.26	17.44

9. Group Borrowings

	2003 Eur'000	2002 Eur'000
Borrowings due with one year	43,221	1,117
Borrowings due after one year	170,351	266,144
Less:		
Cash and bank balances	(59,775)	(90,953)
Net borrowings	153,797	176,308

10. Accounting policies

These accounts have been prepared using the same accounting policies as detailed in the 2002 annual financial statements.

11. Basis of preparation and reporting currency

The financial information set out in this document does not constitute full statutory accounts for the years ended 3 January 2004 (referred to as 2003 accounts) or 4 January 2003 (referred to as 2002 accounts) but is derived from same. The 2003 and 2002 accounts have been audited and received unqualified audit reports. The 2003 financial statements were approved by the Board of Directors on 2 March 2004.

The financial statements are prepared under the historical cost convention and are presented in Euro.

Telephone : Dublin (+353 1) 617 4200
Fax : (+353 1) 667 6045
Email: Announcements@ise.ie

File No. 82 - 4734

Document No. 8
2004

PANY ANNOUNCEMENTS OFFICE.
THE IRISH STOCK EXCHANGE.
28 ANGLESEA STREET,
DUBLIN 2.

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

The Secretary
Glanbia plc
Glanbia House
Kilkenny

Yours faithfully,
JAMES FERGUSON
Operations Manager.

....

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY	Ordinary €0.06		
Date of Board Meeting at which Dividend was recommended/~~declared.~~	2 March 2004		Excluding Supplementary Distribution (if any) / Supplementary Distribution (if any)
For ~~Quarter/Half Year~~/Year to	3 January 2004		
Rate per cent actual (Please state net or gross)	49.000000 % Gross		
Amount payable in Cash per Share (*Please state net or gross*). €c	2.94c Gross		
If amount payable is not in Euro, state currency	N/A		
Rate of TAX deducted/credited Cent per share (to **6 decimal places**) If subject to dividend withholding tax, please state.	Subject to Dividend Withholding Tax		NIL
If the above security has the facility to convert, please state 1) the conversion period(s) for the year	N/A		
2) whether converting shareholders retain the dividend/interest due on the above security	N/A		
If Dividend is the final for year state the total amount for year	5.00c		
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	3pm 23 April 2004		
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From N/A To inclusive	From To inclusive	From To inclusive
Date of Dividend Payment or Interest due (with number of coupon were applicable)	24 May 2004		
Date of Annual General Meeting (where Applicable).	18 May 2004		

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 216888

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

File No. 82 - 4734

Document No. 9
2004

All relevant boxes should be completed in typed block capital letters

1. Name of Company GLANBIA plc	2. Name of Director KEVIN TOLAND
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest SOLE A/C: DIRECTOR	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) TO BE REGISTERED IN SOLE NAME OF KEVIN TOLAND
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction PURCHASE OF SHARES - BENEFICIAL

7. Number of shares/ amount of stock acquired	8. Percentage of issued Class	9. Number of shares/ amount of stock disposed	10. Percentage of issued Class
5,000	NEGLIGIBLE	N/A	NEGLIGIBLE

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY €0.06	€2.50	03.03.04	08.03.04

15. Total holding following this notification 18,650	16. Total percentage holding of issued class following this notification NEGLIGIBLE

If a director has been granted options by the company please complete the following boxes

17. Date of grant N/A	18. Period during or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A
23. Any additional information N/A	24. Name of contact and telephone number for queries JOHN ROCHE +353 567772212

25. Name and signature of authorised company official responsible for making this notification

Date of notification 08 MARCH 2004

[signature] SIOBHÁN TALBOT
GROUP SECRETARY

DEALINGS BY DIRECTORS

IRISH STOCK EXCHANGE

AVS No 774845

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

File No. 82 - 4734

Document No. 2004 10

All relevant boxes should be completed in typed block capital letters

1. Name of Company GLANBIA plc	2. Name of Director J. J. MOLONEY
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest JOINT A/C: DIRECTOR + SPOUSE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) TO BE REGISTERED IN THE JOINT NAMES OF JOHN J. MOLONEY AND JOAN MOLONEY
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction PURCHASE OF SHARES - BENEFICIAL

7. Number of shares/ amount of stock acquired	8. Percentage of issued Class	9. Number of shares/ amount of stock disposed	10. Percentage of issued Class
10,000	NEGLIGIBLE	N/A	NEGLIGIBLE

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY €0.06	€2.62	8 MARCH 2004	11 MARCH 2004
15. Total holding following this notification		16. Total percentage holding of issued class following this notification	
70,000		NEGLIGIBLE	

If a director has been granted options by the company please complete the following boxes

17. Date of grant N/A	18. Period during or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A
23. Any additional information N/A	24. Name of contact and telephone number for queries JOHN ROCHE +353 56 72212
25. Name and signature of authorised company official responsible for making this notification Date of notification 11 MARCH 2004	[signature] Talbot GROUP SECRETARY

Irish Stock Exchange Company Announcements Office, 28 Anglesea Street, DUBLIN 2. Fax: 677 6045

Blueprint 2000 Company Secretary

Companies Registration Office

File No. 82 - 4734

Document No. 11
2004

Companies Acts, 1963 to 2001

stamp to be affixed above

Notice of change of directors or secretaries or in their particulars

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

129933

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

Glanbia plc

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Gives notice of the following change(s) *note one*

That Kevin Edward Patrick Toland changed home address to

13 Glendine Court, Castlecomer Road, Kilkenny

Date change(s) take(s) effect Day 8 Month December Year 2003

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three* Forename *note three*

Former surname *note five* Former forename *note five*

REC No 1438164

Business Occupation *note four* Date of Birth *note four*

PUB. No 3805366

Day Month Year

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Home address *note three* Nationality *note four*

DATE 29/3/04

Note four
Applicable to directors only

Other directorships *note six* Registered at *note seven* Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Date 26 MARCH 2004

Name *Block letters please*

SIOBHÁN TALBOT

Presenter's Name Glanbia plc

Address Group Secretariat Department,
Glanbia House, Kilkenny

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2. who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

File No. 82 - 4734

Document No. /3
2004

B5
Euro

Return of allotments

Companies Acts, 1963 to 2001

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within on month after the allotment

Company number
129933

Company name
GLANBIA plc
~~Limited~~

Effective centre of management if outside the State

Registered Office
GLANBIA HOUSE, KILKENNY

Date of allotment(s) notes one and two
made on 6 APRIL 2004
or made from to

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
ANTHONY PLUNKETT, 393, MALAHIDE MARINA VILLAGE, MALAHIDE, Co. Dublin.	ORDINARY €0.06	100,000

Presenter's Name
JOHN J. ROCHE

Address
GLANBIA plc
GLANBIA House, KILKENNY

Telephone Number

Reference

Companies Capital Duty

Calculation of Duty

Company Number

Statement required under
Section 117, Stamp Duties Consolidation Act, 1999

Date of allotment(s) made on 6 April 2004
notes one and two
or made from ______ to ______

E	F
Value of assets contributed or to be contributed.	Nominal value of shares allotted

	E	F	
1. Total from Section C	€ 156,177		1. Amount/Denomination
2. Total from Section D	€		2. Conversion Rate
3. Total 1 + 2 above	€	€	3. Amount in €
4. Expenses *note five*	€		
5. Total 3 - 4	€		

Greater amount of boxes E5 or F3

€ 156,177

Stamp Duty at 1% rounded down to nearest €€ — € 1,561

Interest for __________ months — €

Total Due (CCD) — € 1,561

\+

€12 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 1,573

Note Five
Ascertained in accordance with the provisions of Section 118 Stamp Duties Consolidation Act, 1999. Full details, including copies of invoices and receipts, must b be submitted with this form.

Note Six
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment.

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash — Complete Section C	✓
Non-Cash — Complete Section D	☐
Both Cash and Non-Cash — Complete Sections C & D	☐
Shares allotted in consideration of capitalisation of profits or reserves only (section 116 (i) Stamp Duties Consolidation Act, 1999)	☐
Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999	☐
Relief claimed in respect of the redemption of shares	☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
100,000	ORDINARY	€0.06	€0.06 + PREMIUM €1.50177	€156,177

Denomination: €

Conversion rate, if any: N/A

Total value of consideration: € 156,177

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion rate, if any ____________

Total value of consideration *note four* € ____________

Enter this amount in page 3 section E2

Note Three Form 52 [illegible] duplicate [illegible] contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the **Registrar of Companies** pursuant to s.58 Companies Act, 1963.

Note Four The total value of the consideration must be [illegible] for [illegible]

I hereby certify that the particulars contained in this form are correct

☐ Director ✓ Company secretary

Signature [illegible] Date 4 April 2004

File No. 82 - 4734

Document No. 14
2004

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 100,000 Ordinary Shares of Nominal Value of €0.06 each in the capital of Glanbia plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the London Stock Exchange for these shares to be admitted to trading. Such admission is expected to become effective and dealings to commence in these shares on 21 April 2004. The shares were issued pursuant to the exercise of share options.